As filed with the Securities and Exchange Commission on August 25, 2006

Investment Company Act File No. 811-21816

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCANTILE ALTERNATIVE STRATEGIES MASTER FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE ALTERNATIVE STRATEGIES MASTER FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

August 25, 2006

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$2,569,475 (a)	$274.00 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Interests in the offer.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

____________________

Form or Registration No.:

___________________

Filing Party:

____________________

Date Filed:

____________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a) (1) (i) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Mercantile Alternative Strategies Master Fund LLC (the “Master Fund”), a closed-end investment company organized as a Delaware limited liability company and registered under the Investment Company Act of 1940, as amended. The Master Fund is structured as a “master” fund, and the Master Fund’s feeder funds invest substantially all their assets in the Master Fund. All portfolio investments are made at the Master Fund level. This structure is sometimes called a “master/feeder” structure. One of the Master Fund’s feeder funds, Mercantile Alternative Strategies Fund LLC, a registered closed-end investment company (the “Feeder Fund”), consists of a fund that was the predecessor of the Master Fund and which transferred its assets to the Master Fund. The Feeder Fund is simultaneously tendering for it’s own interests and units. The Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC, a registered closed-end investment company, is another feeder fund of the Master Fund that will not simultaneously tender its own interests and units. The principal executive offices of the Master Fund are located at Two Hopkins Plaza, Baltimore Maryland 21201 and the telephone number is (800) 239-0418.

(b) The title of the securities being sought is limited liability company interests (“Interests”). As of July 31, 2006, there were approximately $51,389,502 of Interests issued and outstanding.

(c) There is no secondary trading market for the Interests, which may only be sold to certain qualified investors.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Master Fund is tendering for its own Interests. The Master Fund will repurchase Interests equivalent in value to the value of the interests in the Feeder Fund tendered to the Feeder Fund by its members. The information required by this Item is set forth in Item 2(a) above. The Feeder Fund filed a Schedule TO with the Securities and Exchange Commission on August 25, 2006.

ITEM 4. TERMS OF THE TRANSACTION

(a)

(1) (i) The Master Fund is seeking tenders for Interests having an aggregate net asset value on December 31, 2006 not to exceed 5% of the net asset value of the Master Fund (the “Offer”).

(ii) For each Interest tendered, the security holder will receive a cash amount equal to the net asset value per Interest (the “NAV”) calculated as of December 31, 2006, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 25, 2006 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a) (1) (i) and Exhibit (a) (1) (ii), respectively. The Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.

(iii) The Offer is scheduled to expire on September 25, 2006, unless extended. The Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchases are incorporated herein by reference.

(iv) Not applicable.

(v) The Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) The Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.

(viii) Section 4 “Procedure for Tenders” of the Offer to Purchase is incorporated herein by reference.

(ix) The Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.

(x) Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(xi) Not applicable.

(xii) Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(2) Not applicable.

(b) None.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Master Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Master Fund or the Feeder Fund or any of the Master Fund’s or the Feeder Fund’s executive officers or directors, any person controlling the Master Fund or the Feeder Fund, or any executive officer or director of any corporation ultimately in control of the Master Fund or the Feeder Fund and any person with respect to any securities of the Master Fund or the Feeder Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). However, the LLC Agreement provides that the Master Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Master Fund has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

(a) and (b) Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Section 8 “Certain Information About the Master Fund” of the Offer to Purchase is incorporated herein by reference. The Master Fund is engaged in a private offering, from time to time, of its Interests. The Master Fund is a “master” fund in which feeder funds invest all their respective assets. Each feeder fund has the same investment objective as the Master Fund. All investments are made at the Master Fund level. This structure is sometimes called a “master/feeder” structure.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) (b) and (d) Section 6 “Purchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a) None.

(b) Section 8 “Certain Information About the Master Fund” of the Offer to Purchase is incorporated herein by reference. Except as set forth in the previous sentence and in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Master Fund, any executive officer or manager of the Master Fund, any person controlling the Master Fund, any executive officer or director of any corporation ultimately in control of the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the private offering of its Interests, the Master Fund sold approximately $1,626,000 of Interests at prices equal to the NAV on August 1, 2006. The Master Fund issues Interests to the feeder funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4 (2) of the Securities Act of 1933 in amounts equal to the aggregate value of Interests of the feeder funds sold to the public.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed, retained or are to be compensated by or on behalf of the Master Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10. FINANCIAL STATEMENTS.

(a) The Master Fund’s financial information for the period ended May 10, 2006 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the registration statement filed with the SEC on June 29, 2006 for the Master Fund (File number 811-21816). Copies of the financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Master Fund at (800) 239-0418.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.

(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

(a)	(1)		(i)	Offer to Purchase.

			(ii)	Form of Letter of Transmittal.

			(iii)	Letter to Members.

	(2	) - (4)		Not applicable.

	(5)		(i)	Audited Financial Statements of Mercantile Alternative Strategies Master Fund, LLC by Deloitte & Touche LLP for the period ended May 10, 2006 are incorporated by reference to the Master Fund’s Registration Statement as filed on Form N-2/A with the Securities and Exchange Commission on June 29, 2006 (File number 811-21816).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCANTILE ALTERNATIVE STRATEGIES MASTER FUND LLC

By:	/S/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

August 25, 2006

EXHIBIT INDEX

EXHIBIT

(a) (1) (i)	Offer to Purchase.

(a) (1) (ii)	Form of Letter of Transmittal.

(a) (1) (iii)	Letter to Members.